Exhibit 99.1

Sinovac Provides Support to China's Ministry of Health to Aid Earthquake Victims

Wednesday May 21, 2:00 pm ET

BEIJING, May 21 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of vaccines in China, today announced that it is providing immediate support to China's Ministry of Health following the May 12th earthquake in Sichuan province. The assistance is intended to support disease control efforts and includes 50,000 doses of Healive®, Sinovac's internally developed and commercialized hepatitis A vaccine, as well as RMB 500,000 and the expertise of Sinovac's disease control experts. In addition, Sinovac's employees contributed RMB 110,000 for the Ministry of Health's disease control initiatives.

The Healive supply will be applied to the disaster zone, where the water supply infrastructure has been badly damaged. According to the WHO, hepatitis A is associated with inadequate water supplies and poor sanitation and hygiene, leading to infection and inflammation of the liver. Sinovac believes, because of economies of scale achieved in its Healive manufacturing process, that it can easily make this donation while still being able to meet any additional demand.

Mr. Weidong Yin, Chairman, President and CEO, stated, "While many Chinese companies and citizens are mobilizing to aid the victims of the May 12th earthquake, Sinovac is proud to provide assistance, vaccine donations and financial resources for disease control. Our close coordination with the Ministry of Health on this undertaking underscores our team's extensive scientific and field knowledge about disease prevention and their ability to provide advisory services to raise awareness about disease prevention and the benefits of vaccine administration."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com .

    For more information, please contact:

    Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 Ext. 871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors/Media:
     Stephanie Carrington/Janine McCargo
     The Ruth Group
     Tel:   646-536-7017/7033
     Email: scarrington@theruthgroup.com
     Email: jmccargo@theruthgroup.com